METALLA TO ACQUIRE ROYALTY ON ELDORADO GOLD'S TOCANTINZINHO PROJECT

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
March 15, 2021

All Currency is in United States (US$) dollars unless otherwise noted

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into a royalty transfer agreement (the "Agreement") with Sailfish Royalty Corp ("Sailfish"; TSXV: FISH) to acquire an existing 0.75% gross value royalty interest (the "Royalty") on gold produced and sold from Eldorado Gold's ("Eldorado Gold")(NYSE: EGO)(TSX: ELD) Tocantinzinho Project ("Tocantinzinho") located in northern Brazil for a total consideration of $9 million in cash.(8)

Brett Heath, President & CEO of Metalla commented, "We are pleased to acquire another accretive royalty on a fully permitted, construction ready development project that covers over 2 million ounces of gold(1). Tocantinzinho is a large open pit project currently owned by Eldorado Gold that we believe has a clear path to production over the near term with exploration upside on its 280 square kilometer land package."

Tocantinzinho Project(1)(2)(3)

Tocantinzinho is a permitted, high-grade open pit gold deposit in the Tapajos district in Para state, Brazil operated by Eldorado Gold that has an expected mine life of 10 years with an estimated annual gold production of 170Koz at a $580 per ounce cash cost.

The Tocantinzinho deposit is open at depth with no drilling deeper than 400 metres and the large underexplored land package presents a great deal of additional exploration potential that may yield satellite mineralized bodies. Notably, northwest of the deposit is the Santa Patricia Cu-Mo porphyry prospect which is inferred to be a potential porphyry system at depth.

ROYALTY MAP(1)

The royalty property covers the full extent of the Tocantinzinho project with 28,275 hectares of the land package surrounding the deposit, which includes part of the aforementioned Santa Patricia prospect. The Agreement is subject to customary closing conditions and the transaction is expected to close by March 19, 2021.

Tocantinzinho Reserve & Resource Estimate (1)(2)(3)(4)(5)(6)(7)

Reserve & Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven Reserves	17,007	1.52	831
Probable Reserves	21,898	1.35	950
Proven & Probable Reserves	38,905	1.42	1,781

Measured Resources	17,529	1.51	849
Indicated Resources	28,486	1.29	1,180
Measured & Indicated Resources	46,015	1.37	2,029
Inferred Resources	600	0.9	17

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Tocantinzinho filed on www.sedar.com and the  Eldorado Gold Annual Information Form Dated March 30, 2020.

(2) See Eldorado Gold Tocantinzinho Landing Page

(3) See technical report prepared by Eldorado Gold titled "Updated NI 43-101 Technical Report Tocantinzinho Project" dated June 21, 2019 and filed on SEDAR on August 9, 2019 and Eldorado Gold Reserve & Resource Update dated December 2, 2020

(4) Numbers may not add due to rounding.

(5) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(6) Mineral resources are inclusive of mineral reserves.

(7) Total M&I resource grade was back calculated using the following formula (sum of ounces * 31.1035 / sum of tonnage)

(8) The transfer price will be $6 million delivered upon closing and $3 million sixty days thereafter and reflects a post buy down interest of the up to 3.5% royalty. Eldorado Gold has consented to the transfer of the Royalty as required by the Royalty Agreement.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Tocantinzinho is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves,  was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the proposed transaction, its accretive nature,  commencement of commercial production at Tocantinzinho, future exploration, development, production, recoveries, cash flow, mine life, costs, other anticipated or possible future developments at Tocantinzinho and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; current and potential future estimates of mineral reserves and resources, the future value of the Company's stock on the stock exchanges; the completion of the closing conditions of the Agreement; the expected closing date of the transaction; and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.